Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

The following table summarizes the results of our operations for the periods presented, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	For the six months ended June 30,		Variances
	2025	2024	Amount	%

Operating costs
General and administrative expenses	$2,837,095	$382,162	2,454,933	642.38%
Depreciation and amortization	5,854,715	631,382	5,223,333	827.3%
Research and development expenses	48,000,000	47,032,968	967,032	2.1%
Total operating costs	56,691,810	48,046,512	8,645,298	17.99%

Loss from operations	(56,691,810)	(48,046,512)	(8,645,298)	17.99%

Other income (expense)
Interest income	-	343	(343)	100.0%
Foreign exchange translation gain	-	84	(84)	100.0%
Total other income	-	427	(427)	100.0%

Net loss before income taxes	(56,691,810)	(48,046,085)	(8,645,725)	17.99%

Income tax expense	-	-	-	-

Net loss	$(56,691,810)	$(48,046,085)	$(8,645,725)	17.99%

Operating Costs

Our operating costs primarily include research and development expenses, professional fees, depreciation and amortization.

Our mainly activities in the six months ended June 30,2025 and 2024 were research and development of AI animation technology and content, development of users. We incur expenses associated with conducting AI animation research and development, general organization administrative expenses.

Comparison of the Six Months Ended June 30, 2025 and 2024

Total operating costs increased by approximately $8,645,298, or 18.0%, from $48,046,512 in the six months ended June 30, 2024 to $56,691,810 in the six months ended June 30, 2025.

The increase in our operating costs was primarily due to (i) an increase in research and development expenses by $967,032, from $47,032,968 in the six months ended June 30, 2024 to $48,000,000 in the six months ended June 30, 2025 because we outsourced more AI animation development services in the six months ended June 30, 2025 than we did in the six months ended June 30, 2024 which led to higher research and development expenses in the six months ended June 30, 2025; (ii) an increase in depreciation and amortization expenses by $5,223,333 or 827.3%, from $631,382 in the six months ended June 30, 2024 to $5,854,715 in the six months ended June 30, 2025, primarily because we purchased computer hardware and applications used in conducting our AI animation business, which led to increased amortization expenses during the six months ended June 30, 2025; and (iii) an increase in general and administrative expenses by $2,454,933 or 642.4%, from $382,162 in the six months ended June 30, 2024 to $2,837,095 in the six months ended June 30, 2025 because of increased professional and consulting service fees.

As a result of the above, we reported a net loss of $56,691,810 in the six months ended June 30, 2025, as compared to a net loss of $48,046,085 in the six months ended June 30, 2024.

Liquidity and Capital Resources

As of June 30, 2025, we had cash balance of approximately $0.3 million and net current liabilities of approximately $0.2 million, and accumulated deficit of $107,961,756, and incurred a net loss of $56,691,810 in the six months ended June 30, 2025. In the future, we will obtained working capital financing primarily through shareholder investment and borrowing from related parties. We believes that our current liquidity, together with cash flows from shareholder investment and borrowing from related parties, will be sufficient to fund operating requirements for the next 12 months.

Trend Information

We are not aware of any trends, uncertainties, demands, commitments, or events that are reasonably likely to have a material effect on our liquidity, or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

Off-balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of June 30, 2025, December 31, 2024.

Inflation

Inflation does not materially affect our business or the results of our operations.

Seasonality

Seasonality does not materially affect our business or the results of our operations.

Subsequent Events

On August 6, 2025, the company received shareholder approval for a 200-for-1 share consolidation of all of its authorized, issued and unissued ordinary shares and the authorized share capital of the Company is $50,000 divided into 250,000,000 shares of par value of US$0.0002 each, comprising of (i) 225,000,000 class A ordinary shares, par value US$0.0002 each and (ii) 25,000,000 class B ordinary shares, par value US$0.0002 each, and the adoption of a new amended and restated memorandum and articles of association. Beginning with the opening of trading on August 20, 2025, the Company’s Class A ordinary shares will be available for trading on the Nasdaq Global Market under the existing ticker symbol “GIBO” on a Share Consolidation-adjusted basis with a new CUSIP number G38617125.